FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                             For April 8, 2003

                                EMCO LIMITED
              (Translation of registrant's name into English)

                            620 Richmond Street
                          London, Ontario, N6A 5J9
                  (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F        Form 40-F   X
                                   ---              ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes        No   X
                                    ---        ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.]

                                 SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          EMCO LIMITED

                                          (Registrant)

Date: April 8, 2003                       By:  /s/ Mark F. Whitley
                                             ------------------------------
                                             Mark F. Whitley
                                             Vice President, General Counsel
                                             and Secretary

Furnished herewith is a press release issued on April 8, 2003 by Emco Limited:

            EMCO LIMITED ANNOUNCES THE REDEMPTION OF ITS 6 1/2%
               CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

LONDON,  Ontario  (April 8, 2003) - Emco  Limited  [Toronto:  EML;  Nasdaq:
EMLTF] announced today that, as a result of the successful completion of the take-over bid by 2022841 Ontario Inc., Emco will redeem all of its outstanding 6 1/2% convertible unsecured subordinated debentures on May 9, 2003. The debentures had been scheduled to mature on July 4, 2007. An aggregate principal amount of $69.11 million of the debentures is currently outstanding.

The debentures will be redeemed in cash for the amount of Cdn. $1,022.79 per $1,000 principal amount of the debentures, representing a principal payment of Cdn. $1,000 plus accrued interest thereon of Cdn. $22.79 from January 1, 2003 to May 8, 2003. Interest due on the debentures has been paid to debenture holders semi-annually on June 30 and December 31 of each year prior to January 1, 2003. On and after May 9, 2003, interest will cease to accrue on the debentures and the debentures will no longer be outstanding.

Written notice of the redemption is being mailed today to each registered debenture holder.

Payment will be made to debenture holders after May 9, 2003 on the surrender of the debentures to Computershare Trust Company of Canada.

Emco Limited is one of Canada's leading  distributors and  manufacturers of
building   products  for  the   residential,   commercial   and  industrial
construction markets.

For further information please contact:

Gordon E. Currie                       Daniel J. Boyd
Vice President, Treasurer & CFO        Director, Investor Relations & Tax
(519) 645-3905                         (519) 645-3911

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Emco are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Emco's filings with the U.S. Securities and Exchange Commission, including risks and uncertainties relating to: delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic conditions affecting future sales and margins, changes in markets, legislative and regulatory changes and availability and cost of capital and other similar factors. The forward-looking statements contained in this press release speak only as of the date of this release. Emco expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this release to reflect any changes in Emco's expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based. Readers are referred to Emco's reports filed with the U.S. Securities and Exchange Commission.